Form 20-F
period 2011-12-31
PHOENIX MEDICAL SOFTWARE, INC.
filed 2012-04-13
CIK 1393371

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report                         .

For the transition period from                      to

Commission File Number 333-142979

PHOENIX MEDICAL SOFTWARE, INC.

(Exact name of small business issuer as specified in its charter)

Nevada	20-4846807
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

Nevada 20-4846807

(State or other jurisdiction of incorporation or organization) (IRS Employer Identification No.)

604 Creekview, Ovilla, Texas 75154

(Address of principal executive offices)

(800) 843-8179

(Issuer's telephone number)

N/A

(Former name, former address and former fiscal year, if changed since last report)

Indicate by a check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act.

Yes ☐ No ☒

Indicate by a check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Act. Yes ☐No ☒

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (s229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:.  Yes ☒   No ☐.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of large accelerated filer, accelerated filer and smaller reporting company in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer☐	Accelerated filer ☐
Non-accelerated filer ☐(do not check if a smaller reporting company)	Smaller reporting company ☒

Indicate by a check mark whether the company is a shell company (as defined by Rule 12b-2 of the Exchange Act:

Yes ☒No☐.

As of March 31, 2012, there were 9,663,667 shares of Common Stock of the issuer outstanding.

TABLE OF CONTENTS

		Page
PART I
ITEM 1	Description of Business	2
ITEM 2	Description of Property	3
ITEM 3	Legal Proceedings	3
ITEM 4	Submission of Matters to a Vote of Security Holders	3

PART II
ITEM 5	Market for Registrant’s Common Equity And Related Stockholders Matters	4
ITEM 6	Selected Financial Data	4
ITEM 7	Management’s Discussion and Analysis of Financial Condition and Results of Operation	4
ITEM 7A	Quantitative and Qualitative Disclosures About Market Risk	5
ITEM 8	Financial Statements and Supplementary Data	F-1 to F-10
ITEM 9	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	7
ITEM 9A	Controls and Procedures	7
ITEM 9B	Other Information	8

PART III
ITEM 10	Directors, Executive Officers and Corporate Governance	9
ITEM 11	Executive Compensation	9
ITEM 12	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	9
ITEM 13	Certain Relationships and Related Transactions, and Director Independence	10
ITEM 14	Principal Accounting Fees and Services	10

PART IV
ITEM 15	Exhibits and Financial Statement Schedules	12

EXHIBIT INDEX
Exhibit 31.1	Certification of Chief Executive Officer, pursuant to Rule 13a-14(a) of the Exchange Act, as enacted by Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 31.2	Certification of Chief Financial Officer, pursuant to Rule 13a-14(a) of the Exchange Act, as enacted by Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 32.1	Certification of Chief Executive Officer and Chief Financial Officer, pursuant to 18 United States Code Section 1350, as enacted by Section 906 of the Sarbanes-Oxley Act of 2002
SIGNATURES

PART I.

ITEM 1. DESCRIPTION OF BUSINESS

This report contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The Company’s actual results could differ materially from those set forth on the forward looking statements as a result of the risks set forth in the Company’s filings with the Securities and Exchange Commission, general economic conditions, and changes in the assumptions used in making such forward looking statements.

General

The Company was founded to create electronic healthcare software applications.  The initial development is an Electronic Health Record (EHR), specifically designed to meet the needs of orthopedic physicians. For the past four years, our President, Morgan McCune, has worked directly with dozens of orthopedic physicians in more than 40 states.  He has reviewed orthopedic clinical research and extensively surveyed reference materials.  Based upon the research, Mr. McCune created a database with a graphical interface to assist orthopedic physicians with the documentation of the patient encounter.

On September 30, 2011, due to continuing losses and continuing related expenses, the company sold its wholly owned subsidiary Phoenix Ortho, LLC to a related party of the President. A majority of shareholders other than the President approved the sale. The terms of the sale included taking a Note in the amount of $250,000 carrying a four and a half percent (4.5%) interest rate. The buyer also assumed liabilities of the Company of $69,068. The Note is interest only for one year and paid after that time on a five year amortization. Accordingly the company has reported results from operations for nine months ending September 30, 2011 (under discontinued operations) and have reported the balance sheet of only Phoenix Medical Software, Inc at December 31, 2011 and its expenses for the 12 months ended December 31, 2011.

ITEM 2. DESCRIPTION OF PROPERTY

Our office is located at 604 Creekview, Ovilla, Texas 75154.

ITEM 3. LEGAL PROCEEDINGS

We are not involved in any legal proceedings at this time.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

PART II

ITEM 5. MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS

On August 10, 2010 the Company announced a merger with Grand Silver, Inc., a Cayman Islands company. Grand Silver, Inc. then changed its name to Phoenix Medical Software, Inc. The Prospectus stated that 9,513,667 shares of Grand Silver, Inc. common stock at $0.001 par value, would be exchanged for all the outstanding stock of Triple A Medical, Inc., (14,270,500), in effect a two-for-three reverse stock split. The merger would be effective upon Triple A Medical,Inc., changing its corporate domicile from Nevada to the Caymans Islands. This was effective on January 28, 2011.

The common stock is currently quoted on the NASDAQ bulletin board under the symbol “PHXMF.OB” and has been quoted since March of 2008.

The following table sets forth the quarterly high and low prices paid (or if no activity, the last sale price) for the Common Stock for 2011 and 2010.

Fiscal 2011 and 2010	High	Low
First Quarter 2011	$0.50	$0.50
Second Quarter	$0.50	$0.50
Third Quarter	$0.50	$0.50
Fourth Quarter	$0.50	$0.50
First Quarter 2010	$0.50	$0.50
Second Quarter	$0.50	$0.50
Third Quarter	$0.50	$0.50
Fourth Quarter	$0.50	$0.50

Shareholders

As of December 31, 2011, there were approximately 103 record holders of the Common Stock. This number excludes any estimate by the Company of the number of beneficial owners of shares held in street name, the accuracy of which cannot be guaranteed.

Dividends

The Company has not paid dividends on any class of common equity since formation and the Company does not anticipate paying any dividends on its outstanding common stock in the foreseeable future.

Warrants

The Company has no warrants outstanding.

ITEM 6. SELECTED FINANCIAL DATA

Not required

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

EXECUTIVE OVERVIEW

Due to continuing losses and continued related expenses, the company, as referenced above, sold its wholly owned subsidiary Phoenix Medical Software. As a result the company has reported results from operations for nine months ending September 30, 2011 (under discontinued operations) and have reported the balance sheet of only Phoenix Medical Software, Inc at December 31, 2011, and its related expenses through December 31, 2011.

Results for the fiscal year ended December 31, 2011 compared to the fiscal year ended December 31, 2010

REVENUE. There was no revenue for the 12 months ended December 31, 2011 and 2010.

EXPENSES. Total operating expenses were $76,920 for the 12 months December 31, 2011 compared to $128,940 for the 12 months ended December 31, 2010.

The decrease in expenses of about $52,000 in the 12 month period ended December 31, 2011 is due to decreased services of $50,000 and partially offset by increased audit fees of $5,000.

There was no depreciation or amortization expense in the 12 month periods ended December 31, 2011 and 2010.

OTHER INCOME. We had interest income of $2,823 in 2011 and $0 in 2010.

DISCONTINUED OPERATIONS. The net income (loss) related to discontinued operations for the 12 month period ended December 31, 2011and 2010 was a loss of $115,264 and income of $90,951, respectively.

NET LOSS. Net loss for the year ended December 31, 2011 was $189,361 compared with a loss of $37,989 for 2010.

LIQUIDITY AND CAPITAL RESOURCES. Our cash balance at December 31, 2011 was $0 compared to $222,348 at December 31, 2010.  As discussed in Note 2 the Company has recurring losses and an accumulated deficit.  As discussed in Notes 2 and 6 the company sold its wholly owned subsidiary as of September 30, 2011. We now have minimal cash flow requirements as we have to cover the costs of audits and filings while we search for a suitable acquisition candidate. The Company plans for liquidity needs on a short term and long term basis as follows:

Short Term Liquidity:

The company currently relies on short-term financing of working capital from vendors and also shareholder advances, when necessary, to fund operations.

Long Term Liquidity:

The company has no long term liquidity plans as it is searching for a suitable acquisition candidate.

Capital Resources

The company now has no operations and therefore has no seasonality.

We do not expect any significant change to our equity or debt structure and do not anticipate entering into any off-balance sheet arrangements.

Critical Accounting Policies

The Company’s critical accounting policies and estimates are depreciation (fixed assets) and amortization (capitalized software) expense, reserve for doubtful accounts and commissions on agent installment sales.

Material Changes in Financial Condition

WORKING CAPITAL: Working capital declined by $144,124 to negative $14,712 since December 31, 2010.  This reduction is due to the sale of its operating subsidiary.

Future Financial Condition

The Company’s has no operations or cash flow and will look for a merger candidate.

Employees

As of December 31, 2011, the Company had one employee.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Incorporated in this filing are the following financial statements:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets at December 31, 2011 and 2010

Consolidated Statements of Operations for the years ended December 31, 2011 and 2010

Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2011 and 2010

Consolidated Statements of Cash Flows for the years ended December 31, 2011 and 2010

Notes to the Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Phoenix Medical Software, Inc.

(formerly Triple A Medical, Inc.)

Ovilla, Texas

We have audited the accompanying consolidated balance sheets of Phoenix Medical Software, Inc. and its subsidiaries (formerly Triple A Medical, Inc.) (collectively, the “Company”), as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the management of Phoenix Medical Software, Inc. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Phoenix Medical Software, Inc is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Phoenix Medical Software, Inc’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Phoenix Medical Software, Inc. and its subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered losses from operations and has deficits in cash flows from operating activities, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters also are described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ MALONEBAILEY, LLP

www.malonebailey.com

Houston, Texas

April 13, 2012

PHOENIX MEDICAL SOFTWARE, INC.
(FORMERLY TRIPLE A MEDICAL, INC.)
CONSOLIDATED BALANCE SHEETS

	December 31,
ASSETS	2011	2010
Current Assets
Cash and cash equivalents	$—	$6,093
Assets held for sale	—	456,701
Total Current Assets	—	462,794

Note receivable, related party	250,000	—
Accrued interest	2,823	—

TOTAL ASSETS	$252,823	$462,794

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued expenses	$14,712	$40,483
Liabilities held for sale	—	152,891
Total Current Liabilities	14,712	193,374

Stockholders' Equity
Preferred stock, $0.01 par value, 20,000,000 authorized,
none issued and outstanding	—	—
Common stock, $0.001 par value, 33,333,333 shares authorized,
9,663,667 and 9,513,667 shares issued and outstanding, respectively	9,664	9,514
Additional paid-in capital	2,174,136	2,016,234
Subscription payable	2,625	2,625
Accumulated deficit	(1,948,314)	(1,758,953)
Total Stockholders' Equity	238,111	269,420

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$252,823	$462,794

See accompanying summary of accounting policies and notes to consolidated financial statements.

PHOENIX MEDICAL SOFTWARE, INC.
(FORMERLY TRIPLE A MEDICAL, INC.)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended
	December 31,
	2011	2010

OPERATING EXPENSES
Selling, general & administrative	$76,920	$128,940
TOTAL OPERATING EXPENSES	76,920	128,940

LOSS FROM OPERATIONS	(76,920)	(128,940)

OTHER INCOME
Interest income	2,823	—
TOTAL OTHER INCOME	—	—

LOSS FROM CONTINUING OPERATIONS	(74,097)	(128,940)

INCOME (LOSS) FROM DISCONTINUED OPERATIONS	(115,264)	90,951

NET LOSS	$(189,361)	$(37,989)

Basic and diluted weighted average shares outstanding	9,551,886	9,478,038
Basic and diluted net loss per share from continuing operations	$(0.02)	(0.01)
Basic and diluted net loss per share from discontinued operations	$(0.00)	0.01
Basic and diluted net loss per share	$(0.02)	$(0.00)

 See accompanying summary of accounting policies and notes to consolidated financial statements.

PHOENIX MEDICAL SOFTWARE, INC.
(FORMERLY TRIPLE A MEDICAL, INC.)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31, 2011 AND 2010

	Common Stock		Paid-in	Subscription	Accumulated
	Shares	Amount	Capital	Payable	Deficit	Totals

Balances at December 31, 2009	9,367,000	$9,367	$1,901,381	$—	$(1,720,964)	$189,784

Shares issued for cash	13,334	14	14,986	—	—	15,000
Shares issued for services	113,333	113	84,887	—	—	85,000
Debt relieved in exchange for Stock	20,000	20	14,980	—	—	15,000
Subscription payable	—	—	—	2,625	—	2,625
Net loss	—	—	—	—	(37,989)	(37,989)

Balances at December 31, 2010	9,513,667	9,514	2,016,234	2,625	(1,758,953)	269,420

Shares issued for services	150,000	150	22,350	—	—	22,500
Gain on sale of subsidiary to related party	—	—	135,552	—	—	135,552
Net loss	—	—	—	—	(189,361)	(189,361)

Balances at December 31, 2011	9,663,667	$9,664	$2,174,136	$2,625	$(1,948,314)	$238,111

  See accompanying summary of accounting policies and notes to consolidated financial statements.

PHOENIX MEDICAL SOFTWARE, INC.
(FORMERLY TRIPLE A MEDICAL, INC.)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended
	December 31,
	2011	2010

CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(189,361)	$(37,989)
Adjustments to reconcile net (loss) to net cash
provided by (used in) operating activities:
Depreciation and amortization	57,385	83,358
Common stock issued for services	22,500	85,000
Bad debt expense	230,634	218,718
Changes in operating assets and liabilities:
Accounts receivable	(263,636)	(311,635)
Accounts payable and accrued expenses	26,345	57,004
Net cash provided by (used in) operating activities	(116,133)	94,456

CASH FLOWS FROM INVESTING ACTIVITIES
Transfer of cash in sale of subsidiary	(117,016)	—
Net cash provided by (used in) investing activities	(117,016)	—

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of stock	—	17,625
Payments to shareholder	(14,199)	(22,910)
Advances from shareholder	—	5,200
Borrowings on line of credit	25,000	(5,016)
Net cash provided by (used in) financing activities	10,801	(5,101)

NET INCREASE IN CASH AND CASH EQUIVALENTS	(222,348)	89,355
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	222,348	132,993
CASH AND CASH EQUIVALENTS AT END OF YEAR	$—	$222,348

SUPPLEMENTAL DISCLOSURES
Interest paid	$—	$—
Income taxes paid	—	—

NONCASH INVESTING AND FINANCING ACTIVITIES
Common stock issued for conversion of debt	$—	$15,000
Gain on sale of subsidiary	$135,552	$—

   See accompanying summary of accounting policies and notes to consolidated financial statements.

PHOENIX MEDICAL SOFTWARE, INC.

(FORMERLY TRIPLE A MEDICAL, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Activities, History and Organization:

On August 10, 2010 Phoenix Medical Software, Inc. (formerly Triple A Medical, Inc.) announced a merger with Grand Silver, Inc., a Cayman Islands company. Phoenix Medical Software then changed its name to Phoenix Medical Software, Inc. from Triple A Medical, Inc. The Prospectus stated that 9,513,667 shares of Grand Silver, Inc. common stock at $0.001 par value, would be exchanged for all the outstanding stock of Phoenix Medical, (14,270,500), in effect a two-for-three reverse stock split. The merger would be effective upon Phoenix Medical, changing its corporate domicile from Nevada to the Caymans Islands. This was effective on January 28, 2011. All share and per share amounts herein have been retroactively restated to reflect the split.

Significant Accounting Policies:

Phoenix Medical’s management applies accounting principles generally accepted in the United States of America. The application of accounting principles requires the estimating, matching and timing of revenue and expense. The accounting policies used conform to generally accepted accounting principles which have been consistently applied in the preparation of these financial statements.

The consolidated financial statements and notes are representations of Phoenix Medical’s management which is responsible for their integrity and objectivity. Management further acknowledges that it is solely responsible for adopting sound accounting practices, establishing and maintaining a system of internal accounting control and preventing and detecting fraud. The Company's system of internal accounting control is designed to assure, among other items, that 1) recorded transactions are valid; 2) valid transactions are recorded; and 3) transactions are recorded in the proper period in a timely manner to produce financial statements which present fairly the financial condition, results of operations and cash flows of Phoenix Medical for the respective periods being presented.

Basis of Presentation

Phoenix Medical prepares its consolidated financial statements on the accrual basis of accounting. Phoenix Medical consolidates its wholly owned subsidiaries. All intercompany balances and transactions are eliminated. The Company consolidated its financial statements until September 30, 2011, however, due to the sale of the Company’s wholly owned subsidiary Phoenix Ortho, LLC on September 30, 2011, the Company has reported results from operations for the year ending December 31, 2011 and has reported the balance sheet of only Phoenix Medical Software, Inc. at December 31, 2011.

Certain 2010 amounts have been reclassed to agree with the 2011 classifications.

Cash and Cash Equivalents

Cash and cash equivalents includes cash in banks with original maturities of three months or less and are stated at cost which approximates market value, which in the opinion of management, are subject to an insignificant risk of loss in value.

Fair Value of Financial Instruments

The carrying amounts of cash, cash equivalents, accounts receivable, accounts payable and notes payable approximate their fair values due to the short-term maturities of these instruments.

Property and Equipment

Property and equipment are carried at the cost of acquisition or construction and depreciated over the estimated useful lives of the assets. Costs associated with repair and maintenance are expensed as incurred. Costs associated with improvements which extend the life, increase the capacity or improve the efficiency of our property and equipment are capitalized and depreciated over the remaining life of the related asset. Gains and losses on dispositions of equipment are reflected in operations. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which is 3 years.

Software Development Costs

Phoenix Medical follows FASB ASC 985-20, “Costs of Software to be Sold, Leased or Marketed.” In accordance with ASC 985-20, internal costs incurred to create computer software are charged to expense when incurred until technological feasibility has been established for the product. Technological feasibility is established upon completion of a detailed program design or, in its absence, completion of a working model. After technological feasibility is established, the costs of coding and testing and other costs of producing product masters are capitalized. Cost capitalization ceases when the product is available for general release to customers.

Capitalized software costs are amortized on a product-by-product basis, starting when the product is available for general release to customers. Annual amortization is the greater of straight-line over the product's estimated useful life or the percent of the product's current-year revenues as compared to the product's anticipated future revenues.

Capitalized software costs are evaluated for impairment on a product-by-product basis by a comparison of the unamortized capitalized costs to the product's net realizable value. The amount by which the unamortized capitalized costs exceed the net realizable value is recognized as an impairment charge.

Revenue Recognition

Phoenix Medical recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectability is reasonably assured, FASB ASC 605-25. Phoenix Medical recognizes revenue under multiple deliverable arrangements from installation and other services as the services are performed.

Our software products are modified and customized to each specific customer. As a result, the service element is essential to the functionality of the software license. Consequently, we recognize revenue upon completion of specific contractual milestones or by using the percentage-of-completion method. Typically, we recognize 40% of the revenue upon delivery of the software; 40% on the completion of the installation, which generally takes from four to six weeks and 20% upon the completion of training and the “go live” date.

Accounts Receivable:

Accounts receivable are carried at their face amount, less an allowance for doubtful accounts.  On a periodic basis, the Company evaluates accounts receivable and establishes the allowance for doubtful accounts based on a combination of specific customer circumstances and credit conditions, based on a history of write offs and collections.  The Company’s policy is generally not to charge interest on trade receivables after the invoice becomes past due.  A receivable is considered past due if payments have not been received within agreed upon invoice terms.  The Company provided an allowance for all receivables that were greater than 90 days old. Allowances for Doubtful Accounts totaled $0 and $216,825 at December 31, 2011 and December 31, 2010, respectively.  Write-offs were recorded at a time when a customer receivable was deemed uncollectible.

Income Taxes

Income taxes are computed using the asset and liability method.  Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws.  A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

Earnings (Loss) per Share

Earnings (loss) per share (basic) is calculated by dividing the net income (loss) by the weighted average number of common shares outstanding for the period covered. As Phoenix Medical has no potentially dilutive securities, fully diluted earnings (loss) per share is identical to earnings (loss) per share (basic).

Recent Accounting Pronouncements:

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company’s results of operations, financial position or cash flow.

NOTE 2 - GOING CONCERN

Phoenix Medical 's consolidated financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Phoenix Medical has suffered losses since inception and has no operations to generate revenue or cash flows. These conditions raise substantial doubt as to Phoenix Medical’s ability to continue as a going concern.

The Company’s will rely on shareholder advances or will seek alternate capital funding to fund the Company’s activities while the Company takes steps to locate and negotiate with a business entity through acquisition, or merger with, an existing company; however, there can be no assurance these activities will be successful.

NOTE 3 - CONCENTRATIONS

Phoenix Medical maintains demand deposit accounts which at times exceed Federal Deposit Insurance Corporation (“FDIC”) insurance limitations of $250,000 per account. Balances on deposit at financial institutions as of December 31, 2011 and 2010 in excess of FDIC deposit insurance amounts were $0.

NOTE 4 - SALE OF SUBSIDIARY TO RELATED PARTY

On September 30, 2011, due to continuing losses and continuing related expenses, the Company sold its wholly owned subsidiary Phoenix Ortho, LLC to a related party of the President. The terms of the sale included taking a Note in the amount of $250,000 carrying a four and a half percent (4.5%) interest rate. The buyer also assumed liabilities of the Company of $69,068. The Note is interest only for one year and paid after that time on a five year amortization. The Note Receivable exceeded the Company’s net assets sold resulting in a gain of approximately $136,000 which was recorded to additional paid in capital. The operating results of Phoenix Ortho, LLC have been separated from the operating results of the Company in the consolidated statements of operations and reported as a gain or loss from discontinued operations.

NOTE 5 – CAPITALIZED SOFTWARE DEVELOPMENT COSTS

Capitalized software development costs at December 31, 2011 and 2010 consist of the following:

	2011	2010
Software	$—	$382,569
Less: accumulated amortization	$—	(249,562)
	$—	$133,007

Amortization expense totaled $0 and $76,514 for the years ended December 31, 2011 and 2010, respectively.

NOTE 6 – STOCKHOLDERS’ EQUITY

During the year ended December 31, 2011 the Company issued 150,000 shares of common stock for services provided valued at $22,500.

During the year ended December 31, 2010, Phoenix Medical issued 13,333 common shares for cash of $15,000, 113,333 common shares for services valued at $85,000 and 20,000 common shares for the conversion of debt totaling $15,000. In addition, Phoenix Medical received a cash deposit of $2,625 for the purchase of common stock.

NOTE 7 – INCOME TAXES

Deferred tax assets at December 31, 2011 and 2010 consisted of the following:

Deferred tax asset related to:	2011	2010
Net operating loss carry forward	$324,034	$267,302
Less: valuation allowance	(324,034)	(267,302)
Net deferred tax asset	$—	$—

The net deferred tax asset generated by the loss carry-forward has been fully reserved.  The cumulative net operating loss carry-forward is approximately $953,042 at December 31, 2011, and will expire in the years 2024 through 2031.

The difference in the income tax benefit not shown in the consolidated statements of operations and the amount at that would result if the U.S. Federal statutory rate of 34% were applied to pre-tax loss for 2011 and 2010 is attributable to the valuation allowance.

The realization of deferred tax benefits is contingent upon future earnings.

The Company had no gross unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in future periods. The Company has not accrued any additional interest or penalties as a result of the adoption of FASB ASC 740.

NOTE 8 – RELATED PARTY TRANSACTIONS

As of December 31, 2011 and 2010, Phoenix Medical had unpaid advances owed to Paul McCune, the sole Director of the Company. The unpaid advance totaling to $0 and $5,200 as of December 31, 2011 and 2010, respectively, is unsecured, bears no interest and is due on demand. This was assumed in the sale of the subsidiary.

The Company rented office space from the President at $5,000 per month. The expense for the nine months ended September 30, 2011 was 445,000 and the expense for the year ended December 31, 2010 was $60,000. This is included in the net income (loss) from discontinued operations.

On September 30, 2011 the Company sold its wholly owned subsidiary Phoenix Ortho, LLC to a related party of the President (see Note 4).

ITEM	9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We have retained MaloneBailey, LLP as our registered independent public accounting firm. We have had no disagreements with them on accounting and disclosure issues.

ITEM	9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2011. This evaluation was accomplished under the supervision and with the participation of our chief executive officer / principal executive officer, and chief financial officer / principal financial officer who concluded that our disclosure controls and procedures are not effective to ensure that all material information required to be filed in the annual report on Form 10-K has been made known to them.

Disclosure, controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by in our reports filed under the Securities Exchange Act of 1934, as amended (the "Act") is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Based upon an evaluation conducted for the period ended December 31, 2011, our Chief Executive and Chief Financial Officer as of December 31, 2011 and as of the date of this Report, has concluded that as of the end of the periods covered by this report, we have identified the following material weakness of our internal controls:

•	Reliance upon independent financial reporting consultants for review of critical accounting areas and disclosures and material non-standard transaction.
•	Lack of sufficient accounting staff which results in a lack of segregation of duties necessary for a good system of internal control.

In order to remedy our existing internal control deficiencies, as our finances allow, we will hire additional accounting staff.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with generally accepted accounting principles in the United States of America. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to change in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework at December 31, 2011. Based on its evaluation, our management concluded that, as of December 31, 2011, our internal control over financial reporting was not effective because of limited staff and a need for a full-time chief financial officer and that we do not have an audit committee.. A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to the attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.

Changes in Internal Controls over Financial Reporting

We have not yet made any changes in our internal controls over financial reporting that occurred during the period covered by this report on Form 10-K that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM	9B. OTHER INFORMATION

None.

PART III

ITEM	10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The directors and officers of the company, their ages and principal positions are as follows:

P. Morgan McCune	33	Director, President; Secretary and
Director Since December 2006

Background of Directors and Executive Officers:

P. Morgan McCune.

AA Degree Dallas Art Institute, Multimedia, Animation, Web Design, Web Developer, Graphic Artist, Medical Illustrator 6 years experience, Co-developer NextGen Orthopedic DB Developer NextGen Physical Therapy DB, Medical Illustrator for NextGen EMR, Development Proficiency: SQL 2005, Visual Studio 2005, .NET, C#, VB.

The Registrant has one shareholder, the President, P. Morgan McCune, who owns at least ten percent of the Company’s common stock. The initial Form 3 required to be filed by the shareholder was filed late. P. Morgan McCune was not required to file a Form 4 or Form 5 as his share holdings did not change.

ITEM	11. EXECUTIVE COMPENSATION

Our sole officer and director received the following compensation for the years of 2009 and 2008. He has no employment contract with the company.

Name of Person	Capacity in which he served	Aggregate
Receiving Compensation	to receive remuneration	remuneration

P. Morgan McCune	President, Secretary	2011 - $75,000
	and Treasurer	2010 - $75,000

We have no employment agreements with any officer, director or employee.

ITEM	12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table lists the officers, directors and stockholders who, at the date hereof, own of record or beneficially, directly or indirectly, more than 10% of the outstanding common stock, and all officers and directors of the company:

Title/relationship		Amount Owned
to Issuer	Name of Owner	Before the offering	Percent

President, Secretary
and Director	P. Morgan McCune	8,666,667	89.68%

All officers and
Directors as a group		8,666,667	89.68%

 No options, warrants or rights have been issued by the Company.

ITEM	13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND

DIRECTOR INDEPENDENCE

None.

As of the date of this filing, there are no other agreements or proposed transactions, whether direct or indirect, with anyone, but more particularly with any of the following:

  a director or officer of the issuer;
  any principal security holder;
  any promoter of the issuer;
  any relative or spouse, or relative of such spouse, of the above referenced persons.

ITEM	14. PRINCIPAL ACCOUNTING FEES AND SERVICES

(1) Audit fees

The aggregate fees billed for professional services rendered by our auditors, for the audit of the registrant's annual consolidated financial statements and review of the financial statements included in the registrant's Form 10-K or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for fiscal years 2011 and 2010, were $30,000 and 26,000 respectively.

(2) Audit-related fees

None

(3) Tax fees

None

(4) All other fees

None

(5) Audit committee policies and procedures

Audit Committee Financial Expert:

The Securities and Exchange Commission has adopted rules implementing Section 407 of the Sarbanes-Oxley Act of 2002 requiring public companies to disclose information about “audit committee financial experts.”  As of the date of this Annual report, we do not have a standing Audit Committee.   The functions of the Audit Committee are currently assumed by our Board of Directors.  Additionally, we do not have a member of our Board of Directors that qualifies as an “audit committee financial expert.”  For that reason, we do not have an audit committee financial expert.

Policies and Procedures:

The Board of Directors policies and procedures for hiring Independent Principle Accountants are summarized as follows:

  The Board ensures that the accountants are qualified by reviewing their valid license information as filed with the Texas State Board of Public Accountancy.
  The Board ensures that the accountants are independent by reviewing Regulation S-X, section 210.2-01(b).

(6) If greater than 50 percent, disclose the percentage of hours expended on the principal accountant's engagement to audit the registrant's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees.

Not applicable.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

a) 1. Financial Statements Schedules

None

a) 3. Exhibits

Exhibits

Exhibit Number Name of Exhibit

31.1 Certification of Chief Executive Officer, pursuant to Rule 13a-14(a) of the Exchange Act, as enacted by Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Chief Financial Officer, pursuant to Rule 13a-14(a) of the Exchange Act, as enacted by Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Chief Executive Officer and Chief Financial Officer, pursuant to 18 United States Code Section 1350, as enacted by Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOENIX MEDICAL SOFTWARE, INC.

By: /s/ P. Morgan McCune

P. Morgan McCune, President, CFO

Date: April 13, 2012

