Form 20-F
period 2012-12-31
PHOENIX MEDICAL SOFTWARE, INC.
filed 2013-04-30
CIK 1393371

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Indicate by a check mark whether the company is a shell company (as defined by Rule 12b-2 of the Exchange Act:

Yes ☒No☐.

As of March 18, 2013, there were 9,667,750 shares of Common Stock of the issuer outstanding.

2

TABLE OF CONTENTS

		Page
PART I
ITEM 1	Description of Business	4
ITEM 2	Description of Property	4
ITEM 3	Legal Proceedings	4
ITEM 4	Submission of Matters to a Vote of Security Holders	4

PART II
ITEM 5	Market for Registrant’s Common Equity And Related Stockholders Matters	5
ITEM 6	Selected Financial Data	5
ITEM 7	Management’s Discussion and Analysis of Financial Condition and Results of Operation	5
ITEM 7A	Quantitative and Qualitative Disclosures About Market Risk	7
ITEM 8	Financial Statements and Supplementary Data	F-1 to F-10
ITEM 9	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	11
ITEM 9A	Controls and Procedures	11
ITEM 9B	Other Information	12

PART III
ITEM 10	Directors, Executive Officers and Corporate Governance	13
ITEM 11	Executive Compensation	13
ITEM 12	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	13
ITEM 13	Certain Relationships and Related Transactions, and Director Independence	14
ITEM 14	Principal Accounting Fees and Services	14

PART IV
ITEM 15	Exhibits and Financial Statement Schedules	15

EXHIBIT INDEX
Exhibit 31.1	Certification of Chief Executive Officer, pursuant to Rule 13a-14(a) of the Exchange Act, as enacted by Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 31.2	Certification of Chief Financial Officer, pursuant to Rule 13a-14(a) of the Exchange Act, as enacted by Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 32.1	Certification of Chief Executive Officer and Chief Financial Officer, pursuant to 18 United States Code Section 1350, as enacted by Section 906 of the Sarbanes-Oxley Act of 2002
SIGNATURES		16

3

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

General

History. The Company currently has no operations other than to complete regulatory filings.

ITEM 2. DESCRIPTION OF PROPERTY

Our office is located at 604 Creekview, Ovilla, Texas 75154.

ITEM 3. LEGAL PROCEEDINGS

We are not involved in any legal proceedings.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

4

PART II

ITEM 5. MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS

The common stock is currently quoted on the NASDAQ bulletin board under the symbol “PHXMF” and has been quoted since March of 2008.

The following table sets forth the quarterly high and low prices paid (or if no activity, the last sale price) for the Common Stock for 2012 and 2011.

Fiscal 2012 and 2011	High	Low
First Quarter 2012	$0.15	$0.15
Second Quarter	$0.15	$0.15
Third Quarter	$0.75	$0.15
Fourth Quarter	$0.50	$0.50
First Quarter 2011	$0.15	$0.15
Second Quarter	$0.15	$0.15
Third Quarter	$0.15	$0.15
Fourth Quarter	$0.15	$0.15

Shareholders

As of December 31, 2012, there were approximately 91 record holders of the Common Stock. This number excludes any estimate by the Company of the number of beneficial owners of shares held in street name, the accuracy of which cannot be guaranteed.

Dividends

The Company has not paid dividends on any class of common equity since formation and the Company does not anticipate paying any dividends on its outstanding common stock in the foreseeable future.

Warrants

The Company has no warrants outstanding.

ITEM 6. SELECTED FINANCIAL DATA

Not required

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

EXECUTIVE OVERVIEW

Due to continuing losses and continued related expenses, the company in 2011 sold its wholly owned subsidiary Phoenix Ortho LLC. As a result the company has reported results from operations for nine months ending September 30, 2011 (under discontinued operations) and has reported the balance sheet of only Phoenix Medical Software, Inc at December 31, 2011, and its related expenses through December 31, 2011.

Results for the fiscal year ended December 31, 2012 compared to the fiscal year ended December 31, 2011

5

REVENUE. There was no revenue for the 12 months ended December 31, 2012 and 2011.

EXPENSES. Total operating expenses were $9,506 for the 12 months December 31, 2012 compared to $76,920 for the 12 months ended December 31, 2011.

The decrease in expenses of about $66,000 in the 12 month period ended December 31, 2012 is due to decreased costs to keep the regulatory filings current.

There was no depreciation or amortization expense in the 12 month periods ended December 31, 2012 and 2011.

OTHER INCOME. We had interest income of $0 in 2012 and $2,823 in 2011.

OTHER EXPENSE. We recorded Other Expense of $252,823 in 2012 due to the write off of the note receivable related to the divestiture of our subsidiary in 2011 which, under generally accepted accounting principles, was deemed to be uncollectible.

DISCONTINUED OPERATIONS. The net income (loss) related to discontinued operations for the 12 month period ended December 31, 2012 and 2011 was a loss of $0 and $115,264, respectively.

NET LOSS. Net loss for the year ended December 31, 2012 was $262,329 compared with a loss of $189,361 for 2011.

LIQUIDITY AND CAPITAL RESOURCES. Our cash balance at December 31, 2012 and 2011 was $0.  As discussed in Note 2 the Company has recurring losses and an accumulated deficit.  As discussed in Notes 2 and 6 the company sold its wholly owned subsidiary as of September 30, 2011. We now have minimal cash flow requirements as we have to cover the costs of audits and filings while we search for a suitable acquisition candidate. The Company plans for liquidity needs on a short term and long term basis as follows:

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

Material Changes in Financial Condition

WORKING CAPITAL: The Company has a working capital deficit as of $24,218 as of December 31, 2012 and working capital $238,111 as of December 31, 2011. The decrease in assets is due to the write-off of the note receivable.

6

Future Financial Condition

The Company’s has no operations or cash flow and will look for a merger candidate.

Employees

As of December 31, 2012, the Company had one employee, unpaid.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable

7

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Incorporated in this filing are the following financial statements:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets at December 31, 2012 and 2011

Consolidated Statements of Operations for the years ended December 31, 2012 and 2011

Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2012 and 2011

Consolidated Statements of Cash Flows for the years ended December 31, 2012 and 2011

Notes to the Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Phoenix Medical Software, Inc.

(formerly Triple A Medical, Inc.)

Ovilla, Texas

We have audited the accompanying consolidated balance sheets of Phoenix Medical Software, Inc. and its subsidiary (formerly Triple A Medical, Inc.) (collectively, the “Company”), as of December 31, 2012 and 2011, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Phoenix Medical Software, Inc. and its subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

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

/s/ MALONE BAILEY, LLP

www.malonebailey.com

Houston, Texas

April 23, 2013

PHOENIX MEDICAL SOFTWARE, INC.
(FORMERLY TRIPLE A MEDICAL, INC.)
CONSOLIDATED BALANCE SHEETS

	December 31,
ASSETS	2012	2011

Note receivable, related party	—	250,000
Accrued interest	—	2,823

TOTAL ASSETS	$—	$252,823

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued expenses	$24,218	$14,712
Total Current Liabilities	24,218	14,712

Stockholders' Equity
Preferred stock, $0.01 par value, 20,000,000 authorized,
none issued and outstanding	—	—
Common stock, $0.001 par value, 33,333,333 shares authorized,
9,667,750 and 9,663,667 shares issued and outstanding as of December 31, 2012 and 2011,respectively	9,668	9,664
Additional paid-in capital	2,176,757	2,174,136
Subscription payable	—	2,625
Accumulated deficit	(2,210,643)	(1,948,314)
Total Stockholders' Equity	(24,218)	238,111

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$—	$252,823

See accompanying summary of accounting policies and notes to consolidated financial statements.

PHOENIX MEDICAL SOFTWARE, INC.
(FORMERLY TRIPLE A MEDICAL, INC.)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended
	December 31,
	2012	2011

OPERATING EXPENSES
Selling, general & administrative	$9,506	$76,920
TOTAL OPERATING EXPENSES	9,506	76,920

LOSS FROM OPERATIONS	(9,506)	(76,920)

OTHER INCOME
Interest income	—	2,823
TOTAL OTHER INCOME	—	2,823

LOSS FROM CONTINUING OPERATIONS	(9,506)	(74,097)

INCOME (LOSS) FROM DISCONTINUED OPERATIONS	—	(115,264)
INCOME (LOSS) FROM WRITE OFF OF NOTE RECEIVABLE	(252,823)

NET LOSS	$(262,329)	$(189,361)

Basic and diluted weighted average shares outstanding	9,666,010	9,551,886
Basic and diluted net loss per share from continuing operations	$(0.03)	(0.02)
Basic and diluted net loss per share from discontinued operations	$(0.02)	(0.00)
Basic and diluted net loss per share	$(0.03)	$(0.02)

 See accompanying summary of accounting policies and notes to consolidated financial statements.

PHOENIX MEDICAL SOFTWARE, INC.
(FORMERLY TRIPLE A MEDICAL, INC.)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31, 2012 AND 2011

	Common Stock		Paid-in	Subscription	Accumulated
	Shares	Amount	Capital	Receivable	Deficit	Totals

Balances at December 31, 2010	9,513,667	9,514	2,016,234	2,625	(1,758,953)	269,420

Shares issued for services	150,000	150	22,350	—	—	22,500
Gain on sale of subsidiary to related party	—	—	135,552	—	—	135,552
Net loss	—	—	—	—	(189,361)	(189,361)

Balances at December 31, 2011	9,663,667	$9,664	$2,174,136	$2,625	$(1,948,314)	$238,111

Shares issued for subscription receivable	3,500	4	2,621	(2,625)	—	0
Adjustment – fractional shares for reverse split in 2011	583	—	—	—	—	0
Net loss	—	—	—	—	(262,329)	(262,329)

Balances at December 31, 2012	9,667,750	$9,668	$2,176,757	$—	$(2,210,643)	$(24,218)

 See accompanying summary of accounting policies and notes to consolidated financial statements.

PHOENIX MEDICAL SOFTWARE, INC.
(FORMERLY TRIPLE A MEDICAL, INC.)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended
	December 31,
	2012	2011

CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(262,329)	$(189,361)
Adjustments to reconcile net (loss) to net cash
provided by (used in) operating activities:
Depreciation and amortization		57,385
Common stock issued for services		22,500
Bad debt expense	252,823	230,634
Changes in operating assets and liabilities:
Accounts receivable	—	(263,636)
Accounts payable and accrued expenses	9,506	26,345
Net cash provided by (used in) operating activities	—	(116,133)

CASH FLOWS FROM INVESTING ACTIVITIES
Transfer of cash in sale of subsidiary	—	(117,016)
Net cash provided by (used in) investing activities	—	(117,016)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments to shareholder	—	(14,199)
Borrowings on line of credit	—	25,000
Net cash provided by (used in) financing activities	—	10,801

NET INCREASE IN CASH AND CASH EQUIVALENTS	—	(222,348)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	—	222,348
CASH AND CASH EQUIVALENTS AT END OF YEAR	$—	$—

SUPPLEMENTAL DISCLOSURES
Interest paid	$—	$—
Income taxes paid	—	—

NONCASH INVESTING AND FINANCING ACTIVITIES
Issuance of shares for subscription receivable	$2,625	$—
Common stock issued for conversion of debt	$—	$—
Gain on sale of subsidiary	$—	$135,552

   See accompanying summary of accounting policies and notes to consolidated financial statements.

PHOENIX MEDICAL SOFTWARE, INC.

(FORMERLY TRIPLE A MEDICAL, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Activities, History and Organization:

On August 10, 2010 Phoenix Medical Software, Inc. (formerly Triple A Medical, Inc.) announced a merger with Grand Silver, Inc., a Cayman Islands company. Phoenix Medical Software then changed its name to Phoenix Medical Software, Inc. from Triple A Medical, Inc. The Plan of Merger stated that 9,513,667 shares of Grand Silver, Inc. common stock at $0.001 par value, would be exchanged for all the outstanding stock of Phoenix Medical, (14,270,500), in effect a two-for-three reverse stock split. The merger would be effective upon Phoenix Medical, changing its corporate domicile from Nevada to the Caymans Islands. This was effective on January 28, 2011. All share and per share amounts herein have been retroactively restated to reflect the split.

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

Basis of Presentation

Phoenix Medical prepares its consolidated financial statements on the accrual basis of accounting. Phoenix Medical consolidates its wholly owned subsidiary. All intercompany balances and transactions are eliminated. The Company consolidated its financial statements until September 30, 2011. However, due to the sale of the Company’s wholly owned subsidiary Phoenix Ortho, LLC on September 30, 2011, the Company has reported results from operations for the year ending December 31, 2011 and has reported the balance sheet of only Phoenix Medical Software, Inc. at December 31, 2011 and 2012.

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

Accounts Receivable:

Accounts receivable are carried at their face amount, less an allowance for doubtful accounts.  On a periodic basis, the Company evaluates accounts receivable and establishes the allowance for doubtful accounts based on a combination of specific customer circumstances and credit conditions, based on a history of write offs and collections.  The Company’s policy is generally not to charge interest on trade receivables after the invoice becomes past due.  A receivable is considered past due if payments have not been received within agreed upon invoice terms.  The Company provided an allowance for all receivables that were greater than 90 days old. Allowances for Doubtful Accounts totaled $0 at December 31, 2012 and December 31, 2011.  Write-offs were recorded at a time when a customer receivable was deemed uncollectible. As of December 31, 2012, $216,825 was written off as uncollectible.

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

NOTE 2 - GOING CONCERN

Phoenix Medical's consolidated financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Phoenix Medical has suffered losses since inception and has no operations to generate revenue or cash flows. These conditions raise substantial doubt as to Phoenix Medical’s ability to continue as a going concern.

The Company’s will rely on shareholder advances or will seek alternate capital funding to fund the Company’s activities while the Company takes steps to locate and negotiate with a business entity through acquisition, or merger with, an existing company; however, there can be no assurance these activities will be successful.

NOTE 3 - SALE OF SUBSIDIARY TO RELATED PARTY

On September 30, 2011, due to continuing losses and continuing related expenses, the Company sold its wholly owned subsidiary Phoenix Ortho, LLC to a related party of the President. The terms of the sale included taking a Note in the amount of $250,000 carrying a four and a half percent (4.5%) interest rate. The buyer also assumed liabilities of the Company of $69,068. The Note is interest only for one year and paid after that time on a five year amortization. The Note Receivable exceeded the Company’s net assets sold resulting in a gain of approximately $136,000 which was recorded to additional paid in capital. The operating results of Phoenix Ortho, LLC have been separated from the operating results of the Company in the consolidated statements of operations and reported as a gain or loss from discontinued operations. In 2012, the note was deemed uncollectible and written off.

NOTE 4 – STOCKHOLDERS’ EQUITY

During the year ended December 31, 2011 the Company issued 150,000 shares of common stock for services provided valued at $22,500.

During the year ended December 31, 2012 the Company issued 3,500 shares of common stock which were subscribed and not issued until this year.

NOTE 5 – INCOME TAXES

Deferred tax assets at December 31, 2012 and 2011 consisted of the following:

Deferred tax asset related to:	2012	2011
Net operating loss carry forward	$413,226	$324,034
Less: valuation allowance	(413,226)	(324,034)
Net deferred tax asset	$—	$—

The net deferred tax asset generated by the loss carry-forward has been fully reserved.  The cumulative net operating loss carry-forward is approximately $1,215,371 at December 31, 2012, and will expire in the years 2024 through 2032.

The difference in the income tax benefit not shown in the consolidated statements of operations and the amount at that would result if the U.S. Federal statutory rate of 34% were applied to pre-tax loss for 2012 and 2011 is attributable to the valuation allowance.

The realization of deferred tax benefits is contingent upon future earnings.

The Company had no gross unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in future periods. The Company has not accrued any additional interest or penalties as a result of the adoption of FASB ASC 740.

NOTE 6 – RELATED PARTY TRANSACTIONS

For the first nine months of 2011, the Company rented office space from the President at $5,000 per month. The expense for the year ended December 31, 2012 was $0 and the expense for the year ended December 31, 2011 was $45,000. This is included in the net income (loss) from discontinued operations.

On September 30, 2011 the Company sold its wholly owned subsidiary Phoenix Ortho, LLC to a related party of the President (see Note 4).

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We have retained Malone Bailey, LLP as our registered independent public accounting firm. We have had no disagreements with them on accounting and disclosure issues.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2012. This evaluation was accomplished under the supervision and with the participation of our chief executive officer / principal executive officer, and chief financial officer / principal financial officer who concluded that our disclosure controls and procedures are not effective to ensure that all material information required to be filed in the annual report on Form 10-K has been made known to them.

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

Based upon an evaluation conducted for the period ended December 31, 2012, our Chief Executive and Chief Financial Officer as of December 31, 2012 and as of the date of this Report, has concluded that as of the end of the periods covered by this report, we have identified the following material weakness of our internal controls:

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

11

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework at December 31, 2012. Based on its evaluation, our management concluded that, as of December 31, 2012, our internal control over financial reporting was not effective because of limited staff and a need for a full-time chief financial officer and that we do not have an audit committee.. A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

ITEM 9B. OTHER INFORMATION

None.

12

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The directors and officers of the company, their ages and principal positions are as follows:

P. Morgan McCune	34	Director, President; Secretary and
Director Since December 2006

Background of Directors and Executive Officers:

P. Morgan McCune.

AA Degree Dallas Art Institute, Multimedia, Animation, Web Design, Web Developer, Graphic Artist, Medical Illustrator 6 years experience, Co-developer NextGen Orthopedic DB Developer NextGen Physical Therapy DB, Medical Illustrator for NextGen EMR, Development Proficiency: SQL 2005, Visual Studio 2005, ..NET, C#, VB.

The Registrant has one shareholder, the President, P. Morgan McCune, who owns at least ten percent of the Company’s common stock. The initial Form 3 required to be filed by the shareholder was filed late. P. Morgan McCune was not required to file a Form 4 or Form 5 as his share holdings did not change.

ITEM 11. EXECUTIVE COMPENSATION

Our sole officer and director received the following compensation for the years of 2012 and 2011. He has no employment contract with the company.

Name of Person	Capacity in which he served	Aggregate
Receiving Compensation	to receive remuneration	remuneration

P. Morgan McCune	President, Secretary	2012 - $0
	and Treasurer	2011 - $75,000

We have no employment agreements with any officer, director or employee.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLER MATTERS

The following table lists the officers, directors and stockholders who, at the date hereof, own of record or beneficially, directly or indirectly, more than 10% of the outstanding common stock, and all officers and directors of the company:

Title/relationship		Amount Owned
to Issuer	Name of Owner	Before the offering	Percent

President, Secretary
and Director	P. Morgan McCune	8,666,667	89.64%

All officers and
Directors as a group		8,666,667	89.64%

No options, warrants or rights have been issued by the Company.

13

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

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

(1) Audit fees

The aggregate fees billed for professional services rendered by our auditors, for the audit of the registrant's annual consolidated financial statements and review of the financial statements included in the registrant's Form 10-K or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for fiscal years 2012 and 2011, were $30,000 and 30,000 respectively.

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

14

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

15

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOENIX MEDICAL SOFTWARE, INC.

By: /s/ P. Morgan McCune

            P. Morgan McCune, President, CFO

Date: April 23, 2013

16