Form 20-F
period 2013-12-31
PHOENIX MEDICAL SOFTWARE, INC.
filed 2014-02-27
CIK 1393371

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

1

N/A

(Former name, former address and former fiscal year, if changed since last report)

Indicate by a check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act.

Yes [  ] No [X].

Indicate by a check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Act. Yes [  ] No [X]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (s229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 20-F or any amendment to this Form 20-F. [  ]

Indicate by check mark whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:.  Yes[ X ] No [  ].

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of large accelerated filer, accelerated filer and smaller reporting company in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [ ](do not check if a smaller reporting company)	Smaller reporting company [X]

Indicate by a check mark whether the company is a shell company (as defined by Rule 12b-2 of the Exchange Act:

Yes [ X ] No [  ].

As of January 31, 2014, there were 9,667,750 shares of Common Stock of the issuer outstanding.

2

TABLE OF CONTENTS

		Page
PART I
ITEM 1	Description of Business	4
ITEM 2	Description of Property	4
ITEM 3	Legal Proceedings	4
ITEM 4	Submission of Matters to a Vote of Security Holders	4

PART II
ITEM 5	Market for Registrant’s Common Equity And Related Stockholders Matters	5
ITEM 6	Selected Financial Data	5
ITEM 7	Management’s Discussion and Analysis of Financial Condition and Results of Operation	5
ITEM 7A	Quantitative and Qualitative Disclosures About Market Risk	7
ITEM 8	Financial Statements and Supplementary Data	F-1 to F-8
ITEM 9	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	15
ITEM 9A	Controls and Procedures	15
ITEM 9B	Other Information	15

PART III
ITEM 10	Directors, Executive Officers and Corporate Governance	17
ITEM 11	Executive Compensation	17
ITEM 12	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	17
ITEM 13	Certain Relationships and Related Transactions, and Director Independence	18
ITEM 14	Principal Accounting Fees and Services	18

PART IV
ITEM 15	Exhibits and Financial Statement Schedules	20

EXHIBIT INDEX
Exhibit 31.1	Certification of Chief Executive Officer, pursuant to Rule 13a-14(a) of the Exchange Act, as enacted by Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 31.2	Certification of Chief Financial Officer, pursuant to Rule 13a-14(a) of the Exchange Act, as enacted by Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 32.1	Certification of Chief Executive Officer and Chief Financial Officer, pursuant to 18 United States Code Section 1350, as enacted by Section 906 of the Sarbanes-Oxley Act of 2002
SIGNATURES		21

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

General

History. The Company has no operations other than to complete regulatory filings.

ITEM 2. DESCRIPTION OF PROPERTY

Our office is located at 604 Creekview, Ovilla, Texas 75154.

ITEM 3. LEGAL PROCEEDINGS

We are not involved in any legal proceedings.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

4

PART II

ITEM 5. MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS

The common stock is currently quoted on the NASDAQ bulletin board under the symbol “PHXMF” and has been quoted since March of 2008.

The following table sets forth the quarterly high and low prices paid (or if no activity, the last sale price) for the Common Stock for 2013 and 2012.

Fiscal 2013 and 2012	High	Low
First Quarter 2012	$0.15	$0.15
Second Quarter	$0.15	$0.15
Third Quarter	$0.15	$0.15
Fourth Quarter	$0.15	$0.15
First Quarter 2013	$0.15	$0.15
Second Quarter	$0.15	$0.10
Third Quarter	$0.10	$0.10
Fourth Quarter	$0.10	$0.10

Shareholders

As of December 31, 2013, there were approximately 91 record holders of the Common Stock. This number excludes any estimate by the Company of the number of beneficial owners of shares held in street name, the accuracy of which cannot be guaranteed.

Dividends

The Company has not paid dividends on any class of common equity since formation and the Company does not anticipate paying any dividends on its outstanding common stock in the foreseeable future.

Warrants

The Company has no warrants outstanding.

ITEM 6. SELECTED FINANCIAL DATA

Not required

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

EXECUTIVE OVERVIEW

The Company has no operations other than to keep up its regulatory filing and seek for an investment opportunity whether it be by acquisition or merger.

Results for the fiscal year ended December 31, 2013 compared to the fiscal year ended December 31, 2012

REVENUE. There was no revenue for the 12 months ended December 31, 2013 and 2012.

5

EXPENSES. Total operating expenses were $16,328 for the 12 months December 31, 2013 compared to $9,506 for the 12 months ended December 31, 2012.

The increase in expenses is due to increased costs to keep the regulatory filings current.

There was no depreciation or amortization expense in the 12 month periods ended December 31, 2013 and 2012.

OTHER INCOME. We had no other income of $0 in 2013 and in 2012.

OTHER EXPENSE. We recorded no Other Expense in 2013 but recorded a Write Off of a Note Receivable in 2012 as described below.

WRITE OFF NOTE RECEIVABLE. We wrote off a receivable we deemed uncollectible in 2012 which originated from our discontinuing operations in 2011.NET LOSS. Net loss for the year ended December 31, 2013 was $16,328 compared with a loss of $262,329 for 2012.

LIQUIDITY AND CAPITAL RESOURCES. Our cash balance at December 31, 2013 and 2012 was $0.  As discussed in Note 2 the Company has recurring losses and an accumulated deficit.  We have minimal cash flow requirements as we have to cover the costs of audits and filings while we search for a suitable acquisition candidate. The Company plans for liquidity needs on a short term and long term basis as follows:

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

Material Changes in Financial Condition

WORKING CAPITAL: The Company has a working capital deficit as of $40,546 as of December 31, 2013 and a working capital deficit of $24,218 as of December 31, 2012. The increased deficit is due to borrowing to finance our regulatory costs.

Future Financial Condition

The Company’s has no operations or cash flow and will look for a merger candidate.

Employees

As of December 31, 2013, the Company had one employee, unpaid.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable

6

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Incorporated in this filing are the following financial statements:

Report of Independent Registered Public Accounting Firm

Balance Sheets at December 31, 2013 and 2012

Statements of Operations for the years ended December 31, 2013 and 2012

Statements of Stockholders’ Equity for the years ended December 31, 2013 and 2012

Statements of Cash Flows for the years ended December 31, 2013 and 2012

Notes to the Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Phoenix Medical Software, Inc.

Ovilla, Texas

We have audited the accompanying consolidated balance sheets of Phoenix Medical Software, Inc. (collectively, the “Company”), as of December 31, 2013 and 2012, and the related statements of operations, changes in stockholders' equity, and cash flows for each of the years then ended. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Phoenix Medical Software, Inc. and its subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered losses from operations and has deficits in cash flows from operating activities, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ MALONE BAILEY, LLP

www.malonebailey.com

Houston, Texas

February 27, 2014

PHOENIX MEDICAL SOFTWARE, INC.
BALANCE SHEETS

	December 31,
ASSETS	2013	2012

TOTAL ASSETS	$—	$—

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued expenses	$2,348	$24,218
Due to related party	38,198	—
Total Current Liabilities	40,546	24,218

Stockholders' Equity
Preferred stock, $0.01 par value, 20,000,000 authorized,
none issued and outstanding	—	—
Common stock, $0.001 par value, 40,000,000 shares authorized,
9,667,750 and 9,667,750 shares issued and outstanding as of December 31, 2013 and 2012,respectively	9,668	9,668
Additional paid-in capital	2,176,757	2,176,757
Accumulated deficit	(2,226,971)	(2,210,643)
Total Stockholders' Equity	(40,546)	(24,218)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$—	$—

See accompanying summary of accounting policies and notes to financial statements.

PHOENIX MEDICAL SOFTWARE, INC.
STATEMENTS OF OPERATIONS

	Years Ended
	December 31,
	2013	2012

OPERATING EXPENSES
Selling, general & administrative	$16,328	$9,506
TOTAL OPERATING EXPENSES	16,328	9,506

LOSS FROM OPERATIONS	(16,328)	(9,506)

OTHER INCOME
Interest income	—	—
TOTAL OTHER INCOME	—	—

LOSS FROM CONTINUING OPERATIONS	(16,328)	(9,506)

INCOME (LOSS) FROM WRITE OFF OF NOTE RECEIVABLE	—	(252,823

NET LOSS	$(16,328)	$(262,329)

Basic and diluted weighted average shares outstanding	9,667,750	9,666,010
Basic and diluted net loss per share from continuing operations	$(0.00)	(0.03)
Basic and diluted net loss per share	$(0.00)	$(0.03)

 See accompanying summary of accounting policies and notes to financial statements.

PHOENIX MEDICAL SOFTWARE, INC.
STATEMENTS OF STOCKHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31, 2013 AND 2012

	Common Stock		Paid-in	Subscription	Accumulated
	Shares	Amount	Capital	Receivable	Deficit	Totals

Balances at December 31, 2011	9,663,667	9,664	2,174,136	2,625	(1,948,314)	238,111

Shares issued for subscription receivable	3,500	4	2,621	(2,625)	—	—
Adjustment – fractional shares for reverse split in 2011	583	—	—	—	—	—
Net loss	—	—	—	—	(262,329)	(262,329)

Balances at December 31, 2012	9,667,750	9,668	2,176,757	—	(2,210,643)	(24,218)

Net loss	—	—	—	—	(16,328)	(16,328)

Balances at December 31, 2013	9,667,750	$9,668	$2,176,757	$—	$(2,226,971)	$(40,546)

  See accompanying summary of accounting policies and notes to financial statements.

PHOENIX MEDICAL SOFTWARE, INC.
STATEMENTS OF CASH FLOWS

Years Ended
December 31,
	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(16,328)	$(262,329)
Adjustments to reconcile net (loss) to net cash
provided by (used in) operating activities:
Depreciation and amortization
Common stock issued for services
Bad debt expense	—	252,823
Changes in operating assets and liabilities:
Accounts receivable	—	----
Accounts payable and accrued expenses	(21,870)	9,506
Due to Related Party	38,198	----
Net cash provided by (used in) operating activities	—	—

CASH FLOWS FROM INVESTING ACTIVITIES
Transfer of cash in sale of subsidiary	—	—
Net cash provided by (used in) investing activities	—	—

CASH FLOWS FROM FINANCING ACTIVITIES
Payments to shareholder	—	—
Borrowings on line of credit	—	—
Net cash provided by (used in) financing activities	—	—

NET INCREASE IN CASH AND CASH EQUIVALENTS	—	—
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	—	—
CASH AND CASH EQUIVALENTS AT END OF YEAR	$—	$—

SUPPLEMENTAL DISCLOSURES
Interest paid	$—	$—
Income taxes paid	—	—

NONCASH INVESTING AND FINANCING ACTIVITIES
Issuance of shares for subscription receivable	$—	$2,625
Common stock issued for conversion of debt	$—	$—

   See accompanying summary of accounting policies and notes to financial statements.

 PHOENIX MEDICAL SOFTWARE, INC.

NOTES TO THE FINANCIAL STATEMENTS

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

NOTE 3 – RELATED PARTY TRANSACTIONS

As of December 31, 2013, $38,198 was due to Yorkdale Capital, LLC, a related party, for expenses paid on behalf of the Company.

NOTE 4 – INCOME TAXES

Deferred tax assets at December 31, 2013 and 2012 consisted of the following:

Deferred tax asset related to:	2013	2012
Net operating loss carry forward	$418,778	$413,226
Less: valuation allowance	(418,778)	(413,226)
Net deferred tax asset	$—	$—

The net deferred tax asset generated by the loss carry-forward has been fully reserved.  The cumulative net operating loss carry-forward is approximately $1,231,699 at December 31, 2013, and will expire in the years 2024 through 2033.

The difference in the income tax benefit not shown in the statements of operations and the amount at that would result if the U.S. Federal statutory rate of 34% were applied to pre-tax loss for 2013 and 2012 is attributable to the valuation allowance.

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

Evaluation of Disclosure Controls and Procedures

We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2012. This evaluation was accomplished under the supervision and with the participation of our chief executive officer / principal executive officer, and chief financial officer / principal financial officer who concluded that our disclosure controls and procedures are not effective to ensure that all material information required to be filed in the annual report on Form 20-F has been made known to them.

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

Based upon an evaluation conducted for the period ended December 31, 2013, our Chief Executive and Chief Financial Officer as of December 31, 2013 and as of the date of this Report, has concluded that as of the end of the periods covered by this report, we have identified the following material weakness of our internal controls:

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

9

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework at December 31, 2013. Based on its evaluation, our management concluded that, as of December 31, 2013, our internal control over financial reporting was not effective because of limited staff and a need for a full-time chief financial officer and that we do not have an audit committee.. A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

Changes in Internal Controls over Financial Reporting

We have not yet made any changes in our internal controls over financial reporting that occurred during the period covered by this report on Form 20-F that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM	9B. OTHER INFORMATION

None.

10

PART III

ITEM	10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The directors and officers of the company, their ages and principal positions are as follows:

P. Morgan McCune	35	Director, President; Secretary and
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

ITEM	11. EXECUTIVE COMPENSATION

Our sole officer and director received the following compensation for the years of 2013 and 2012. He has no employment contract with the company.

Name of Person	Capacity in which he served	Aggregate
Receiving Compensation	to receive remuneration	remuneration

P. Morgan McCune	President, Secretary	2013 - $0
	and Treasurer	2012 - $0

We have no employment agreements with any officer, director or employee.

ITEM	12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table lists the officers, directors and stockholders who, at the date hereof, own of record or beneficially, directly or indirectly, more than 10% of the outstanding common stock, and all officers and directors of the company:

Title/relationship		Amount Owned
to Issuer	Name of Owner	Before the offering	Percent

President, Secretary
and Director	P. Morgan McCune	8,666,667	89.64%

All officers and
Directors as a group		8,666,667	89.64%

 No options, warrants or rights have been issued by the Company.

11

ITEM	13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND

DIRECTOR INDEPENDENCE

Yorkdale Capital, LLC advises and assists the President with many aspects related to the regulatory filings including assistance with the consolidation of financial statements for audit. Yorkdale Capital, LLC or its principals are shareholders and invoices the Company reasonable fees for professional services. Yorkdale Capital, LLC or its principals advanced funds to pay ongoing expenses of the Company and the Company owed them $24,218 and $38,198 for the twelve months ended December 31, 2013 and 2012.

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

(1) Audit fees

The aggregate fees billed for professional services rendered by our auditors, for the audit of the registrant's annual consolidated financial statements and review of the financial statements included in the registrant's Form 20-F or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for fiscal years 2013 and 2012, were $6,500 and $6,500 respectively.

(2) Audit-related fees

None

(3) Tax fees

None

(4) All other fees

None

12

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

13

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

14

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOENIX MEDICAL SOFTWARE, INC.

By: /s/ P. Morgan McCune

P. Morgan McCune, President, CFO

Date: February 27, 2014

15