Form 20-F/A
period 2013-12-31
PHOENIX MEDICAL SOFTWARE, INC.
filed 2014-03-04
CIK 1393371

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

2

EXPLANATORY NOTE

The purpose of this Form 20-F/A to Phoenix Medical Software, Inc.'s Annual Report on Form 20-F for the Annual Report for the fiscal year ended December 31, 2013, filed with the Securities and Exchange Commission on February 27, 2013 (the "Form 20-F"), is solely to include the XBRL.

No other changes have been made to the Form 20-F previously filed. This Amendment speaks as of the original filing date of the Form 20-F, does not reflect events that may have occurred subsequent to the original filing date and does not modify or update in any way disclosures made in the original Form 20-F.

In addition, pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as a result of this Amended Report, the certifications pursuant to Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002, filed and furnished, respectively as exhibits to the Original Report have been re-executed and re-filed as of the date of this Amended Report and are included as exhibits hereto.

3

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOENIX MEDICAL SOFTWARE, INC.

By: /s/ P. Morgan McCune

P. Morgan McCune, President, CFO

Date: March 3, 2014

4